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As filed with the Securities and Exchange Commission on September 8, 2003

Registration No. 333-106643

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MIDWAY GAMES INC.
(Exact name of Registrant as specified in its charter)

Delaware	22-2906244
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2704 West Roscoe Street, Chicago, Illinois 60618 (773) 961-2222
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Deborah K. Fulton, Esq.
Senior Vice President, Secretary and General Counsel
Midway Games Inc.
2704 West Roscoe Street, Chicago, Illinois 60618 (773) 961-2222
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey N. Siegel, Esq.
Shack Siegel Katz & Flaherty P.C.
530 Fifth Avenue
New York, New York 10036
(212) 782-0700

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as the selling stockholders shall determine.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated September 8, 2003

        The information contained in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

MIDWAY GAMES INC.

12,839,295 Shares of
Common Stock, par value $.01

        The selling stockholders offering shares of our common stock by means of this prospectus, and the maximum number of shares that they may offer, are identified on pages 13 and 14 of this prospectus. The selling stockholders have acquired or may acquire the shares of common stock being offered by converting shares of our Series C Convertible Preferred Stock or by exercising warrants that we issued in a private financing. The selling stockholders may sell these shares at any time, but they are not required to sell any shares.

        Our common stock is listed on the New York Stock Exchange under the symbol "MWY." On September 5, 2003, the last reported sale price of our common stock on the NYSE was $2.84 per share. The selling stockholders may offer shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. More detailed information about the distribution of the shares is found in the section of this prospectus entitled "Plan of Distribution."

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2003.

Prospectus Summary

        You should carefully read this prospectus for details about this offering, including the information under the heading "Risk Factors." You should also carefully read the documents that are incorporated by reference in this prospectus identified under the heading "Documents Incorporated by Reference" at the end of this prospectus.

About Midway

        We develop and publish interactive entertainment software. Midway and our predecessors have been in the business of creating videogames for more than 20 years and have published over 400 titles in that time. We currently develop and publish games for play on all the major new generation home videogame consoles and handheld game platforms, including Sony's PlayStation 2 computer entertainment system, Microsoft's Xbox and Nintendo's GameCube and Game Boy Advance. Our titles include many of the most popular game genres such as action, adventure, driving, extreme sports, fighting, role-playing, sports and strategy.

        Over the years, we have released many successful videogames, including Mortal Kombat, a line of games that has sold over 20 million copies, MLB Slugfest, SpyHunter, NHL Hitz, Ready 2 Rumble Boxing, Hydro Thunder, San Francisco Rush Extreme Racing, NFL Blitz, Area 51, Cruis'n USA, NBA Jam, Rampage, Gauntlet, Joust, Defender, Centipede, Asteroids and Pong.

        Midway is our registered trademark. Our product names mentioned in this prospectus are also our trademarks, except where we license them. Other product names mentioned in this prospectus are the trademarks of their respective owners.

        Midway is a Delaware corporation formed in July 1988. Our principal executive office is located at 2704 West Roscoe Street, Chicago, IL 60618, telephone no. (773) 961-2222.

The Offering

        The selling stockholders named in the prospectus are offering up to 8,749,696 shares of our common stock. Those shares represent shares of our common stock which may be issued upon the conversion of our Series C Convertible Preferred Stock and the exercise of warrants which we issued in a private placement of securities in May 2003. See "Private Placement of Series C Convertible Preferred Stock and Warrants." The number of shares of our common stock which may be offered by the selling stockholders may be increased if the conversion rate of the Series C Convertible Preferred Stock or the number of shares issuable upon the exercise of the warrants is subsequently adjusted in accordance with the terms of the Series C Preferred Stock and the warrants. This prospectus includes up to an additional 4,089,599 shares which might be offered by the selling stockholders if the conversion rate of the Series C Convertible Preferred Stock is increased. See "Selling Stockholders."

        The selling stockholders may sell all or a portion of their shares of common stock offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. The common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

        We will not receive any proceeds from the sale by any selling stockholder of the shares of common stock offered by this prospectus.

Risk Factors

        The most significant factors that make an investment in our common stock risky or speculative are discussed below. These factors may cause our operating results to vary from anticipated results or may materially and adversely affect our operating results or the value of our common stock.

We have experienced recent operating and net losses, and we may incur future losses.

        We have not reported a net or operating profit since the second quarter of the fiscal year ended June 30, 2000 ("fiscal 2000"). Since that time, we have reported the following operating losses:

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  $56.0 million for the second quarter ended June 30, 2003;

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  $8.6 million for the first quarter ended March 31, 2003;

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  $52.3 million for the fiscal year ended December 31, 2002 ("fiscal 2002");

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  $6.9 million for the six-month transition period from July 1, 2001 through December 31, 2001;

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  $78.4 million for the fiscal year ended June 30, 2001 ("fiscal 2001"); and

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  $20.9 million for fiscal 2000.

        We believe that our losses have been primarily attributable to:

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  a weakness in the home videogame industry during the transition to the new generation of home videogame platforms;

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  our transition strategy to discontinue games under development for older platforms and concentrate instead on the development of games for these new platforms;

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  a decline in the market for coin-operated videogames in fiscal 2000 and 2001;

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  a tendency for retailers and consumers to only order and purchase top-tier videogames during late 2002 and during the current fiscal year ending December 31, 2003 ("fiscal 2003"); and

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  slower than expected sales of some of our games in fiscal 2002 and fiscal 2003.

We cannot assure you that we will become profitable again.

If our new products fail to gain market acceptance, we may not have sufficient revenues to pay our expenses and to develop a continuous stream of new games.

        Our success depends on generating revenue from new products. Videogame products typically have market life spans of only three to 12 months. Our new products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs. The cost of developing new games for the new generation of platforms is generally between $2 million and $7 million. The cost of converting an existing game from one platform to another is at least $300,000. If our new products fail to gain market acceptance, we may not have sufficient revenues to pay our expenses and to develop a continuous stream of new games.

We may experience delays in introducing new products, which may adversely affect our revenues.

        From time to time, we have experienced delays in product introductions. The timing of a creative process is difficult to predict. Unanticipated delays could cause us to miss an important selling season. A delay in introducing products could also affect our development schedule for other products. In either case, we may not achieve anticipated revenues.

Our market is subject to rapid technological change, which may render our products obsolete or affect the timing of purchases of our products by consumers, which in turn may adversely affect our revenues.

        Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt our products to emerging technologies, including new hardware platforms, operating systems, online game play and media formats. When we choose to incorporate a new technology into our products or to publish or develop a product for a new platform, we may make a substantial development investment one to two years in advance of initial shipment of these products. We may not be able to identify accurately which emerging technologies will gain widespread acceptance. If we invest in the development of a videogame incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from that product will be adversely affected. If, on the other hand, we do not choose to pursue the development of products incorporating new technology or for new platforms that achieve significant commercial success, our revenues may also be adversely affected.

        In addition, consumers may defer purchasing home game software for use on existing platforms following the announcement of an introduction date for hardware platforms incorporating new technologies. Once new platform introduction dates have been announced, retail videogame prices may decrease as the market makes the transition to the new generation of hardware and software, resulting in lower revenues for us during that transition period. Accordingly, these announcements could adversely affect sales of our existing videogames.

Our operating results may fluctuate from quarter to quarter, making our results difficult to predict.

        We have experienced and expect to continue to experience significant quarterly fluctuations in net sales and other operating results due to a variety of factors, including:

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  variations in the level of market acceptance of our products;

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  delays and timing of product introductions;

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  fluctuations in our mix of products with varying profit margins;

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  introduction and market penetration of game platforms;

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  development and promotional expenses relating to the introduction of our products;

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  peak demand during the year-end retail holiday selling season;

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  changes in our pricing policies and those of our competitors;

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  the accuracy of the forecasts of consumer demand made by retailers and by us; and

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  the timing of orders from major customers, order cancellations and delays in shipment.

        Our purchasing and marketing levels are based, in part, on our expectations regarding future sales. As a result, operating results in any particular quarter may be adversely affected by a decrease in sales or a failure to meet our sales expectations in that quarter.

If we fail to comply with the covenants contained in our letter of credit facility, we may be forced to pay cash in advance for the manufacture of some of our games, and our cash flows may be adversely affected.

        On June 30, 2003, we were not in compliance with the financial covenant requiring a minimum level of stockholders' equity and net worth under our credit facilities, which consisted of a line of credit facility, and a letter of credit facility. This non-compliance resulted in negotiations with our banks, leading to the termination of our line of credit facility, and a reduced continued availability under the letter of credit facility through December 15, 2003. The banks agreed to forebear from exercising any rights they might have as a result of the non-compliance until February 15, 2004. Our outstanding letters of credit under our letter of credit facility were required by our banks, since March 2003, to be cash collateralized and our banks agreed to continue the letter of credit facility with all letters of credit required to be fully cash collateralized. If we do not comply with the other covenants contained in the line of credit facility, or fail to maintain a minimum level of liquidity of $5,000,000, and a minimum level of shareholders' equity and net worth of $65,000,000, or fail to obtain a new financing commitment of at least $15,000,000 by December 15, 2003, the banks may cancel the letter of credit facility and realize upon the collateral. This would force us to pay in advance for the manufacture of some of our games, and may adversely affect our ability to obtain credit from other vendors, and may adversely affect our cash flows.

If we need to seek additional capital due to continuing operating losses, we may incur additional expenses in the form of periodic interest or other debt service payments, or our current stockholders may suffer dilution in their percentage ownership of common stock.

        If we continue to generate operating losses, our working capital and cash resources may not be adequate. This may cause us to seek additional capital, including through the issuance of debt or equity, or through other financing. If we borrow funds, we likely will be obligated to make periodic interest or other debt service payments. If we seek financing through the sale of equity securities, our current stockholders may suffer dilution in their percentage ownership of common stock. Additionally, we are not certain as to our ability to raise additional capital in the future or under what terms capital would be available.

Our market is highly competitive, and we may not be able to continue to compete. If we are unable to compete, our revenues will be adversely affected.

        The interactive entertainment software business is highly competitive. Our ability to compete successfully in this market is based, in large part, upon our ability to:

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  select and develop popular titles;

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  identify and obtain rights to commercially marketable intellectual properties; and

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  adapt products for use with new technologies.

        Successful competition in our market is also based on:

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  price;

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  access to retail shelf space;

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  product quality;

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  product enhancements;

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  brand recognition;

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  marketing support; and

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  access to distribution channels.

        Our competitors vary in size from very small companies with limited resources to large corporations with greater financial, marketing and product development resources than ours. We compete with the platform manufacturers, including Nintendo, Sony and Microsoft. We also compete with companies that we depend upon for foreign distribution or other services. These companies may have an incentive to promote their own products in preference to ours. In addition, due to their dominant position in the industry, the manufacturers of platform hardware have a competitive advantage with respect to retail pricing, acquiring intellectual property licenses and securing shelf space.

        We believe that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment software market, which will result in greater competition for us. Many of our competitors are developing on-line interactive games and interactive networks. We may not be able to compete successfully against current or future competitors.

If product returns and price adjustments exceed our reserves we will incur additional charges which may have an adverse affect on our results of operations.

        We sometimes accept product returns and sometimes provide replacements, markdowns or other credits to customers that hold slow-moving inventory of our home videogames. At the time of product shipment, we establish reserves, including reserves under our policies for price protection and returns. These reserves are established according to estimates of the potential for future returns of products based on historical return rates, seasonality of sales, retailer inventories of our products and other factors. If product returns, markdowns and credits exceed our reserves, our operating results and financial condition could be adversely affected.

If game platform manufacturers refuse to license their platforms to us or do not approve, or delay in approving, our games, our revenues would be adversely affected.

        We sell our products for use on proprietary game platforms manufactured by other companies. We depend upon these companies for the following reasons:

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  we may only publish our games for play on their game platforms if we receive a platform license from them, which is renewable at their discretion;

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  platform manufacturers set the prices for their platform licenses, which may be economically prohibitive;

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  we must obtain their prior review and approval to publish games on their platforms;

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  if the popularity of a game platform declines, or the manufacturer stops manufacturing, or does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the games that we have published and that we are developing for that platform would likely produce lower sales than we anticipate;

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  these manufacturers control the manufacture of, or approval to manufacture, our game discs and cartridges; and

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  these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage others from producing unauthorized software for their platforms that compete with our games.

        Because these manufacturers compete against us in the videogame publishing markets, they could be motivated to give preference to their own products over ours in product approval and manufacturing, in promotion and in granting licenses to us for products that might compete with their products.

For fiscal 2002, 53.9% of our total revenues were attributable to our five largest customers. Our revenues could be adversely affected if any of them decrease or terminate their purchases from us.

        Sales to our five largest customers collectively accounted for approximately 53.9% of our total revenues for fiscal 2002. Our two largest customers were Wal-Mart and Toys "R" Us. During fiscal

2002, Wal-Mart accounted for 14.5% of our total revenues and Toys "R" Us accounted for 11.6% of our total revenues.

        We have no agreements with any of our customers that guarantee future purchases. As a result, purchases by any of our customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by one or more of our largest customers may substantially reduce our revenues.

A business failure by any of our major customers could have an adverse effect on our revenues and our ability to collect receivables.

        We typically make sales on credit, with terms that vary depending upon the customer and other factors. Normally we do not hold any collateral to secure payment by our customers. Additionally, we do not factor any of our receivables.

        While we attempt to carefully monitor the creditworthiness of our customers, we bear the risk of their inability to pay us as well as any delay in payment. A business failure by any of our major customers could have a material adverse effect on our revenues and our ability to collect receivables.

Our products are manufactured by third parties who set the manufacturing prices for our products. Therefore, we depend on these manufacturers to fill our orders on a timely basis, and our margins and operating profit could be affected if the price changes.

        We depend on third parties, including the platform manufacturers, to manufacture our products. Manufacturing delays or interruptions could cause delays or interruptions in product delivery. If any significant delays occur, we may not achieve anticipated revenues. This is particularly true if any of our products miss an important selling season. Unanticipated price changes from these manufacturers also could adversely affect our margins and our operating profits.

We cannot control the personnel, scheduling and priority of use of resources by third parties who develop some of our game titles, and our revenues may be adversely affected by delays caused by these developers.

        Some of our games are developed by third parties. The number of titles developed for us by third parties varies from quarter to quarter. We have less control of a game being developed by a third party because we cannot control the developer's personnel, schedule or resources. This may lead to a game not being completed on time or not at all if the third party's business fails or it experiences delays. If this happens with a game under development, we would lose revenues from the game and could lose our investment in the game.

If we are not able to maintain or acquire licenses for intellectual property necessary to the success of some of our games, our revenues would be adversely affected.

        Some of our games are based on properties or trademarks owned by third parties, such as Major League Baseball, the National Basketball Association, National Hockey League and National Football League or various players' associations. Our future success may depend upon our ability to maintain existing licenses and to acquire additional licenses for popular intellectual properties. There is competition for these licenses, and we may not be successful in maintaining or acquiring intellectual property rights with significant commercial value.

        Our intellectual property licenses generally require that we submit new products developed under licenses to the licensor for approval prior to release. This approval is generally discretionary. Rejection or delay in approval of a product by a licensor could prevent us from selling the product. As a result, we might not recover our investment in the product. The owners of intellectual property licensed by us generally reserve the right to protect the intellectual property against infringement. If any of these owners fails to protect its own, or infringes someone else's, intellectual property, it could have a material adverse effect on us.

We may experience increased costs to continue to attract and maintain senior management and highly qualified software developers.

        Our success depends to a significant extent upon the performance of senior management and on our ability to continue to attract, motivate and retain highly qualified software developers. The loss of the services of a number of senior management personnel or highly qualified software developers could have a material adverse effect on us. Competition for highly skilled employees is intense in our industry, and we may not be successful in attracting and retaining these personnel. Specifically, we may experience increased costs in order to attract and retain skilled employees.

Sumner Redstone and Phyllis Redstone together control 37.5% of our common stock. If they were to dispose of a large number of their shares in a short period of time, the market price of our common stock would likely decline. If their shares were sold to a single purchaser, that purchaser might seek to influence our business strategies.

        Based on his most recent public report filed on May 19, 2003, Sumner Redstone owns, individually and through his affiliate, a total of 13,834,653 shares, or 29.7%, of our currently outstanding common stock. Mr. Redstone's former wife, Phyllis Redstone, owns a total of 3,659,783 shares, or 7.9%, of our currently outstanding common stock, based on her most recent public report filed on August 8, 2002. Mr. Redstone or Mrs. Redstone could sell some or all of these shares at any time on the open market or otherwise. The sale either by Mr. Redstone or Mrs. Redstone of a large number of shares would likely have an adverse effect on the market price of our common stock. Although Mr. Redstone and Mrs. Redstone have each stated that they have no plans to acquire control of Midway, they could change their positions or could sell their stock to a person who wishes to acquire control of Midway. Such a person may not agree with our business strategies and goals. These substantial interests in Midway could discourage a third party from making an acquisition of Midway favorable to our other stockholders.

Shares available for sale in the future could have an adverse effect on the market price of our common stock.

        We have 100,000,000 authorized shares of common stock, of which 49.5 million shares were issued and outstanding as of September 5, 2003. As of that date, another 11.8 million shares were reserved for issuance under our stock option plans, 2.9 million shares are issuable under outstanding warrants, and 7.7 million additional shares are issuable under convertible preferred stock at the current conversion price of $4.60.

        Our Board of Directors has broad discretion with respect to the issuance of the remaining 28.1 million authorized but unissued shares, including discretion to issue shares in compensatory and acquisition transactions. In addition, if we seek further financing through the sale of our securities, our then current stockholders may suffer dilution in their percentage ownership of common stock. The future issuance, or even the potential issuance, of shares at a price below the then current market price may depress the future market price of our common stock.

Conversion of our preferred stock and exercise of warrants will dilute our common stock, and the sale of the underlying shares may depress the market price of our common stock.

        On May 16, 2003, we issued 3,500 shares of Series C Convertible Preferred Stock and 1,141,000 three year common stock purchase warrants in a private placement to three institutional investors for a total purchase price of $35 million. The 3,500 shares of preferred stock are convertible into common stock until March 15, 2006 at a conversion price of $4.60 per common share, for a total of 7,608,696 shares, subject to adjustment. The exercise price of the warrants is $4.60 per share.

        The investors in the private placement also have the right to purchase an additional 1,250 shares of the preferred stock, at any time until May 15, 2004, for a total purchase price of $12,500,000. If issued, the 1,250 additional shares of preferred stock will be convertible until March 15, 2006 subject to adjustment and limited redemption rights, into 2,475,248 shares of common stock at a conversion price of $5.05 per share, subject to adjustment.

        Currently, the number of shares of common stock into which the 3,500 shares of preferred stock is convertible is 7,608,696. The number of shares of common stock into which the additional 1,250 shares of preferred stock is convertible, if issued, will be 2,475,248. Because the conversion or exercise of these securities would result in more shares of our common stock outstanding, such conversion or exercise would dilute our earnings per share. The sale of the underlying stock, which is being offered by this prospectus, would likely occur at a time when the conversion or exercise price is below the market price of our common stock. If the holders of the preferred stock and warrants were to sell a large number of their shares over a short period of time, those sales would likely have an adverse effect on the market price of our common stock. Even the potential sale of a large number of shares may depress the future market price of our common stock.

If we fail to fulfill covenants made to the holders of our preferred stock, we may be required to pay cash penalties or redeem the preferred stock for cash.

        If we breach our agreements with the holders of the preferred stock, or upon a change of control of Midway, the holders of the preferred stock may require us to repurchase the preferred stock at a premium. If we were required to repurchase the preferred stock at a premium, we might suffer serious adverse financial consequences. The premium is 25% above the stated value in the case of a change of control. The premium is 20% above the stated value upon the occurrence of default events including:

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  our failure to maintain an effective registration statement for the underlying common stock beyond permitted grace periods;

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  suspension from trading or failure of our common stock to be listed on the NYSE or the Nasdaq National Market for five consecutive trading days or for more than ten trading days in any 365-day period;

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  our statement of an intention not to comply with the conversion requirements of the preferred stock or our failure to deliver common stock upon conversion within the allowable time periods; and

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  our failure to obtain any required stockholder approval of the issuance of common stock in connection with the conversion and exercise of preferred stock and warrants.

        The premium is 10% above the stated value upon our breach of any other agreement with, or representation or warranty made to, the selling stockholders, except if the breach would not have a material adverse effect on our business.

The exercise of outstanding stock options may dilute our common stock and depress its market price.

        As of September 5, 2003, we had outstanding options to purchase an aggregate of 10.6 million shares of common stock. Our stock options are generally exercisable for a period of nine years, beginning one year after the date of grant. Stock options are exercised, and the underlying common stock is generally sold, at a time when the exercise price of the options is below the market price of the common stock. Therefore, the exercise of these options generally has a dilutive effect on our common stock outstanding at the time of sale. Such exercises may have an adverse effect on the market price of our common stock. Even the potential for the exercise of a large number of options with an exercise price significantly below the market price may depress the future market price of common stock.

Effects of anti-takeover provisions could inhibit the acquisition of Midway, and could adversely affect the market price of our common stock.

        Our Board of Directors or management could use several charter or statutory provisions and agreements as anti-takeover devices to discourage, delay or prevent a change in control of Midway. The use of these provisions and agreements could adversely affect the market price of our common stock:

        Blank Check Preferred Stock.    Our certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with designations, rights and preferences that may be determined from time to time by the Board of Directors. Accordingly, our Board has broad power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Other than the 3,500 shares of our Series C Convertible Preferred Stock owned by the preferred stockholders, and the additional 1,250 additional shares of our Series C Convertible Preferred Stock that the selling stockholders have the right to purchase, our Board has no current plans, agreements or commitments to issue any shares of preferred stock.

        Rights Plan.    Under a rights agreement with The Bank of New York, each share of our common stock has an accompanying right to purchase, if a person acquires beneficial ownership of 15% or more of our common stock without the prior approval of our Board, convertible preferred stock that permits each holder, other than the acquiror, to purchase a number of shares of common stock at half the market price. The effect of our rights plan is to discourage a hostile takeover by diluting the acquiror's percentage interest in our common stock. We can redeem the rights at $0.01 per right, subject to limited conditions, at any time. The rights expire on December 31, 2006.

        Other Charter Provisions.    Our certificate of incorporation and bylaws provide that:

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  directors may be removed by a vote of the stockholders, only for cause;

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  any vacancy on the Board may be filled only by a vote of a majority of the remaining directors then in office;

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  there may be no stockholder action by written consent;

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  only the President, the Chairman of the Board or the entire Board may call special meetings of stockholders, and the only business permitted to be conducted at stockholder meetings is business brought before the meeting by or at the direction of the Board;

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  stockholders must follow an advance notice procedure for the submission of director nominations and other business to be considered at an annual meeting of stockholders;

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  either a majority vote of the Board or an affirmative vote of at least 80% of outstanding common stock is needed in order to adopt, amend or repeal our bylaws; and

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  an affirmative vote of 80% of outstanding common stock is needed in order to amend or repeal the above provisions.

        Section 203 of the Delaware General Corporation Law.    In general, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with anyone who owns at least 15% of its common stock. This prohibition lasts for a period of three years after that person has acquired the 15% ownership. The corporation may, however, engage in a business combination if it is approved by the Board before the person acquires the 15% ownership or later by the Board and two-thirds of the stockholders of the public corporation.

Forward-Looking Statements

        Some of the information in this prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be found throughout this prospectus, particularly under the headings, "Risk Factors", "Dividend Policy" and "Use of Proceeds," among others, as well as in the information incorporated by reference in this prospectus. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. We do not intend to update the forward-looking statements included in this prospectus. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider carefully the statements under the heading "Risk Factors" above and in other sections of this prospectus, as well as in the information incorporated by reference, which describe additional factors that could cause our actual results to differ from the expectations expressed in the forward-looking statements.

Use of Proceeds

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering. However, we will receive the exercise price if any of the warrants are exercised. We plan to use any such proceeds for working capital.

Common Stock Market Price Data

        Our common stock trades publicly on the NYSE under the symbol "MWY." The following table shows the high and low closing sale prices of our common stock for the periods indicated as reported on the NYSE:

Calendar Period	High	Low
2000
Third Quarter	$10.50	$6.25
Fourth Quarter	9.00	6.13
2001
First Quarter	$8.00	$6.77
Second Quarter	18.50	6.55
Third Quarter	18.50	10.80
Fourth Quarter	17.48	11.84
2002
First Quarter	$15.25	$10.30
Second Quarter	14.49	8.05
Third Quarter	8.31	3.72
Fourth Quarter	7.44	3.72
2003
First Quarter	$4.62	$2.95
Second Quarter	4.22	3.14
Third Quarter (through September 5, 2003)	3.82	2.10

        On September 5, 2003, there were approximately 1,056 holders of record of our common stock.

Dividend Policy

        We have never paid cash dividends on our common stock. In addition, under our agreements with our bank and with the selling stockholders, we are prohibited from paying cash dividends on our common stock. We plan to retain any earnings to fund the operation of our business.

Private Placement of Series C Convertible Preferred Stock and Warrants

        On May 16, 2003, we issued 3,500 shares of Series C Convertible Preferred Stock and 1,141,000 three-year common stock purchase warrants in a private placement to three institutional investors for a total purchase price of $35,000,000. The 3,500 shares of preferred stock are convertible into common stock until March 15, 2006 at a conversion price of $4.60 per common share, for a total of 7,608,696 shares, subject to adjustment. The exercise price of the warrants is $4.60 per share.

        This offering relates to the 8,749,696 shares of our common stock issuable upon conversion of the initial 3,500 shares of Series C Convertible Preferred Stock and the exercise of the warrants, and up to an additional 4,089,599 shares which might be issued under the adjustment provisions of the Series C Convertible Preferred Stock and the warrants. The adjustment provisions are described below. Our obligation to register 150% of the number of shares of common stock issuable upon conversion of the outstanding Series C Convertible Preferred Stock and 125% of the number of shares of common stock issuable upon exercise of the related warrants is described below. See "Selling Stockholders".

        The institutional investors in the private placement also have the right to purchase an additional 1,250 shares of the preferred stock, at any time prior to May 15, 2004, for a total purchase price of $12,500,000. If issued, the 1,250 additional shares of preferred stock will be convertible until March 15, 2006, subject to adjustment and limited redemption rights, into 2,475,248 shares of common stock at a conversion price of $5.05 per share. The shares of common stock issuable upon conversion of the additional shares of Series C Convertible Preferred Stock are not covered by this prospectus. If the additional shares of Series C Convertible Preferred Stock are issued, we will separately register those shares as required under the terms of the registration rights agreement that we have entered into with the selling stockholders.

        The purpose of the private placement was to raise funds to redeem the remaining $13,125,000 of our then outstanding Series B Convertible Preferred Stock and for working capital purposes as well as to finance inventory and receivables.

        Upon a change of control of Midway or upon the occurrence of specified defaults, the holders of the preferred stock may require us to repurchase the preferred stock at a premium. For more information about the repurchase provisions. See "Risk Factors—If we fail to fulfill covenants made to the holders of our preferred stock, we may be required to pay cash penalties or redeem the preferred stock for cash" above.

        For these purposes, a change in control is any sale of all or substantially all of our assets or stock or any business combination such as a merger with another company if, following the sale or other transaction, the holders of our common stock do not have sufficient voting power to elect a majority of the members of the board of directors of the purchaser or surviving entity.

        The conversion price of the Series C Preferred Stock and the exercise price of the warrants is subject to adjustment if we

  •
  issue any shares of our common stock for consideration less than the conversion price of the Series C Preferred Stock or the exercise price of the warrants, excluding shares (a) issued upon the conversion of the Series C Preferred Stock or exercise of the warrants; (b) issued pursuant to an existing stock plan; or (c) issued pursuant to convertible securities outstanding as of the date of issuance of the Series C Preferred Stock;

  •
  issue options, warrants or convertible securities for an exercise price or conversion price less than the conversion price of the Series C Preferred Stock or the warrants;

  •
  pay a dividend or other distribution in shares of our common stock; or

  •
  subdivide, reclassify or combine our common stock.

        If we issue shares of our common stock to a financial buyer for a consideration less than the conversion price of the Series C Preferred Stock or the exercise price of the warrants, then the conversion price and exercise price of the Series C Preferred Stock and the warrants, respectively will be reduced to the same price as we issued shares to the financial buyer. In all other instances described above, there will be a proportionate adjustment of the applicable conversion price or exercise price.

Selling Stockholders

        The selling stockholders named below are offering shares of common stock issuable upon the conversion of our Series C Convertible Preferred Stock and the exercise of warrants that they purchased from us in a private placement. For additional information regarding the preferred stock and warrants, see "Private Placement of Series C Convertible Preferred Stock and Warrants" above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the preferred stock and the warrants, and the ownership of Series B Convertible Preferred Stock and related warrants, the selling stockholders have not had any material relationship with us within the past three years. Currently, there are no outstanding shares of the Series B Convertible Preferred Stock and no more such shares will be issued.

        The selling stockholders have advised us that they are each an affiliate of a registered broker-dealer. The selling stockholders have also advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares offered by this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. In addition, each of the selling stockholders has advised us that:

  •
  it purchased the shares in the ordinary course of business; and

  •
  at the time of the purchase of the shares to be resold, it had and will have no agreements or understandings, directly or indirectly, with any person to distribute the shares.

        The table below identifies the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of preferred stock and warrants, as of September 5, 2003, assuming the purchase of all the additional shares of preferred stock, the conversion of all the preferred stock and the exercise of all warrants, including warrants issued in connection with the issuance of the Series B Convertible Preferred Stock.

        The third column lists each selling stockholder's portion, based on agreements with us, of the 12,839,295 shares of common stock being offered by this prospectus. In accordance with the terms of the registration rights agreement with the selling stockholders, this prospectus covers the resale of 150% of the number of shares of common stock issuable upon conversion of the outstanding preferred stock, determined as if the preferred stock were converted in full at the conversion price of $4.60, plus 125% of the number of shares of common stock issuable upon exercise of the related warrants. Because the conversion price of the preferred stock may be adjusted, the number of shares that will actually be issued upon conversion may be more or less than the 12,839,295 shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by each selling stockholder.

        Under the certificate of designations for the preferred stock and under the terms of the warrants, no selling stockholder who owns preferred stock may convert preferred stock or exercise their warrants to the extent that the conversion or exercise would cause the selling stockholder, together with its affiliates, to beneficially own more than 4.99% of the outstanding shares of our then outstanding common stock following such conversion or exercise. For purposes of making this determination, shares of common stock issuable upon conversion of the preferred stock which have not been converted and shares of common stock issuable upon exercise of the related warrants which have not been exercised are excluded. The number of shares in the second and third columns does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution" below.

Name of each selling stockholder	Amount and Nature of Beneficial Ownership		Shares to be Sold (1)	Shares Beneficially Owned After Offering	Percent of Class Beneficially Owned After Offering (2)
Portside Growth and Opportunity Fund	5,987,472	(3)	6,419,647	375,000	0.8%
Smithfield Fiduciary LLC	5,156,459	(4)	4,585,462	1,148,400	2.4%
Lighthouse LLC	1,604,413	(5)	1,834,186	0	0.0%

(1)
Represents the maximum number of shares that could be sold under this prospectus, which covers 150% of the common stock issuable upon conversion of the Series C Convertible Preferred Stock and 125% of the common stock issuable upon exercise of the related warrants, assuming the holder converted all of its preferred stock into common stock and exercised all such warrants. Does not constitute a commitment to sell any or all of the stated number of shares. Each selling stockholder will determine the number of shares to be sold by that holder from time to time.

(2)
Based on 46,594,310 shares of common stock outstanding as of September 5, 2003. Shares issuable upon the conversion of preferred stock, or the exercise of warrants or options held or exercisable within 60 days by such person are deemed to be outstanding with respect to the calculation of that person's percent of class.

(3)
Includes 3,804,348 shares of common stock underlying convertible preferred stock, 570,500 shares of common stock underlying warrants issued in connection with the Series C Convertible Preferred Stock, 1,237,624 shares of common stock underlying the additional convertible preferred stock, and 375,000 shares of common stock underlying warrants related to the issuance of Series B Convertible Preferred Stock. Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Each of Messrs. Cohen, Stark and Strauss disclaims beneficial ownership of the securities held by Portside.

(4)
Includes 2,717,391 shares of common stock underlying convertible preferred stock, 407,500 shares of common stock underlying warrants issued in connection with the Series C Convertible Preferred Stock, 883,168 shares of common stock underlying the additional convertible preferred stock, 1,125,000 shares of common stock underlying warrants related to the issuance of Series B Convertible Preferred Stock, and 23,400 shares of Midway common stock. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(5)
Includes 1,086,957 shares of common stock underlying convertible preferred stock, 163,000 shares of common stock underlying warrants issued in connection with the Series C Convertible Preferred Stock, and 354,456 shares of common stock underlying the additional convertible preferred stock. Highbridge Capital Management, LLC is the trading manager of Lighthouse LLC and consequently has voting control and investment discretion over securities held by Lighthouse. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Lighthouse.

Plan of Distribution

        The shares to be sold in this offering have been listed on the NYSE, subject to official notice of issuance.

        We are registering shares of common stock issuable upon conversion of the preferred stock and upon exercise of 1,141,000 common stock purchase warrants to permit the resale of these shares of common stock by the holders of the preferred stock and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. However, we will receive the exercise price if any of the warrants are exercised. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

  (1)
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

  (2)
  in the over-the-counter market,

  (3)
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

  (4)
  through the writing of options, whether such options are listed on an options exchange or otherwise, or

  (5)
  through the settlement of short sales.

        In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        This prospectus may not be used by any pledgee, transferee or other successor in interest to sell shares of common stock unless and until this prospectus has been amended or supplemented to include information about the pledgee, transferee or other successor in interest under the heading "Selling Stockholders" and any information about the plan of distribution by any pledgee, transferee or successor which varies materially from the description in this prospectus under the heading "Plan of Distribution".

        The selling stockholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

        We do not know whether any selling stockholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this prospectus forms a part.

        We will pay all expenses of the registration of the shares of common stock under the registration rights agreement, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the selling stockholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $130,000.

        We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

        Each share of common stock is sold together with certain stock purchase rights. These rights are described in a registration statement on Form 8-A/A, Amendment No. 3 (File No. 001-12367) which we filed with the SEC on May 19, 2003. See "Documents Incorporated by Reference" below.

Legal Matters

        The validity of the issuance of the shares offered by this prospectus will be passed upon by our counsel, Shack Siegel Katz & Flaherty P.C., New York, New York. As of September 5, 2003, shareholders of Shack Siegel Katz & Flaherty P.C. hold a total of 3,750 shares of common stock and options to purchase 60,000 shares of our common stock.

Experts

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

        We have filed a registration statement on Form S-3 with the SEC in connection with this offering (File No. 333-106643). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site found at "http://www.sec.gov" and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. The SEC's Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Midway, you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

Documents Incorporated by Reference

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we are disclosing important information to you without restating that information in this document. Instead, we are referring you to the documents listed below, and you should consider those documents to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and the documents listed below.

        We incorporate by reference into this prospectus the documents listed below and all documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including exhibits, until this offering is terminated:

  •
  our annual report on Form 10-K for the year ended December 31, 2002;

  •
  our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

  •
  our current reports on Form 8-K filed January 31, 2003, February 7, 2003, February 21, 2003, April 30, 2003, May 2, 2003, May 7, 2003, May 19, 2003, July 21, 2003 and July 30, 2003;

  •
  the description of our common stock and accompanying rights contained in our registration statement on Form 8-A/A, Amendment No. 3 (File No. 001-12367) filed on May 19, 2003;

  •
  Amendment No. 1 to our annual report on Form 10-K for the year ended December 31, 2002;

  •
  Amendment No. 1 to our Form 8-K filed February 21, 2003;

  •
  Amendment No. 1 to our Form 8-K filed April 30, 2003; and

  •
  Amendment No. 1 to our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003.

        We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:

  Midway Games Inc.
  2704 West Roscoe Street
  Chicago, IL 60618
  Attention: Deborah K. Fulton, General Counsel
  Telephone: (773) 961-2222

        You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The table below itemizes the expenses payable by the Registrant in connection with the registration and issuance of the securities being registered hereunder. The Registrant will bear all expenses of this offering, including the legal fees and expenses of counsel of the selling stockholders up to a total amount of $10,000. All amounts shown are estimates, except for the SEC registration fee and NYSE listing fee.

Registration Fee	$3,604
Accounting Fees and Expenses	$50,000
Legal Fees and Expenses	$65,000
NYSE Listing Application Fee	$2,500
Miscellaneous	$8,896

Total	$130,000

Item 15.    Indemnification of Directors and Officers.

        The Registrant's authority to indemnify its officers and directors is governed by the provisions of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), by the Amended and Restated Bylaws of the Registrant, as amended (the "Bylaws"), by the Restated Certificate of Incorporation, as amended, of the Registrant (the "Certificate of Incorporation") and by indemnification agreements entered into with each of its directors (the "Indemnity Agreements").

        Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Registrant.

        The Certificate of Incorporation and Bylaws provide that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL, (i) indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and (ii) advance expenses related thereto to any and all said persons. The indemnification and advancement of expenses provided for therein shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such offices, and shall continue as to persons who have ceased to be directors, officers, employees or agents and shall inure to the benefit of the heirs, executors and administrators of such persons. In addition, the Certificate of Incorporation provides for the elimination of personal liability of directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as amended and supplemented.

        The Indemnity Agreements provide for the indemnification of officers and directors to the fullest extent permitted by the laws of the State of Delaware, and obligate the Registrant to provide the maximum protection allowed under Delaware law. In addition, the Indemnity Agreements supplement and increase such protection in certain respects.

        The Registration Rights Agreement among three of the selling stockholders and the Registrant, filed as Exhibit 99.2 hereto, provide for the indemnification of the Registrant and its affiliates against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to the Registrant by the selling stockholders for use in the prospectus included in this registration statement.

        The Registrant has purchased an insurance policy that provides coverage for losses of up to an aggregate amount of $20 million arising from claims made against the directors or officers for any actual or alleged wrongful act in their capacities as directors or officers of the Registrant. The coverage only applies, however, if indemnity is not available pursuant to the foregoing provisions described in this Item 15. The policy also covers losses of the Registrant for securities claims made against the Registrant and for the amount of any indemnification paid to directors and officers, in each case up to the aggregate $20 million limit.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.    Exhibits.

        The following exhibits are being furnished herewith or incorporated by reference herein:

Exhibit Number	Description
4.1	Specimen Certificate of Common Stock, incorporated by reference to the Registrant's registration statement on Form S-1, as amended, effective October 29, 1996 (File No. 333-11919).
4.2
Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Registrant, incorporated by reference to Exhibit 3.1 of the Current Report of the Registrant on Form 8-K, filed May 19, 2003 (the "Form 8-K").
4.3	Second Amended and Restated Rights Agreement, dated as of May 16, 2003, between the Registrant and The Bank of New York, as Rights Agent, incorporated by reference to Exhibit 4.2 to the Form 8-K.
5*	Opinion of Shack Siegel Katz & Flaherty P.C., counsel for the Registrant.
23.1*	Consent of Shack Siegel Katz & Flaherty P.C. (contained in the Opinion filed as Exhibit 5 hereto).
23.2	Consent of Ernst & Young LLP.
24*	Power of Attorney (contained on the signature page previously filed).
99.1
Securities Purchase Agreement, dated as of May 16, 2003, among the Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to Exhibit 10.1 to the Form 8-K.
99.2
Registration Rights Agreement, dated as of May 16, 2003, among the Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to Exhibit 10.2 to the Form 8-K.
99.3	Form of Warrant to purchase common stock of the Registrant, issued to certain investors, incorporated by reference to Exhibit 4.1 to the Form 8-K.
99.4*
Xbox Publisher License Agreement dated October 30, 2000 between Microsoft Licensing Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.5*
Amendment to the Xbox Publisher Licensing Agreement effective January 31, 2003 between Microsoft Licensing Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)

99.6*
Confidential License Agreement for Nintendo GameCube dated February 19, 2002 between Nintendo of America Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.7*
PlayStation 2 CD-ROM/DVD-ROM Licensed Publisher Agreement dated April 1, 2002 between Sony Computer Entertainment America Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.8*
PlayStation 2 Licensed Publisher Agreement dated November 14, 2000 between Sony Computer Entertainment Europe Limited and Midway Games Limited. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.9*
Forbearance Agreement dated as of August 11, 2003 by and among Midway Games Inc., Bank of America, N.A., as letter of credit issuing bank and agent, and the other financial institutions parties thereto.

*
Previously filed.

Item 17.    Undertakings.

  (a)
  The undersigned registrant hereby undertakes:

                    (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    (2)    That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                    (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    (b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (h)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on this 8th day of September, 2003.

MIDWAY GAMES INC.
By:	/s/ DAVID F. ZUCKER David F. Zucker President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. (*Indicates signed by attorney-in-fact.)

Signature	Date	Title

/s/ DAVID F. ZUCKER David F. Zucker	September 8, 2003	President and Chief Executive Officer (Principal Executive Officer)
/s/ THOMAS E. POWELL Thomas E. Powell	September 8, 2003	Executive Vice President-Finance, Treasurer and Chief Financial Officer (Principle Financial and Principal Accounting Officer)
/s/ NEIL D. NICASTRO* Neil D. Nicastro	September 8, 2003	Director and Chairman of the Board
/s/ HAROLD H. BACH, JR.* Harold H. Bach, Jr.	September 8, 2003	Director
/s/ WILLIAM C. BARTHOLOMAY* William C. Bartholomay	September 8, 2003	Director
/s/ WILLIAM E. MCKENNA* William E. McKenna	September 8, 2003	Director
/s/ NORMAN J. MENELL* Norman J. Menell	September 8, 2003	Director
/s/ LOUIS J. NICASTRO* Louis J. Nicastro	September 8, 2003	Director
/s/ HARVEY REICH* Harvey Reich	September 8, 2003	Director
/s/ IRA S. SHEINFELD* Ira S. Sheinfeld	September 8, 2003	Director
/s/ RICHARD D. WHITE* Richard D. White	September 8, 2003	Director
*By:	/s/ DAVID F. ZUCKER David F. Zucker Attorney-In-Fact

EXHIBIT INDEX

Exh. No.	Description
4.1	Specimen Certificate of Common Stock, incorporated by reference to the Registrant's registration statement on Form S-1, as amended, effective October 29, 1996 (File No. 333-11919).
4.2
Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Registrant, incorporated by reference to Exhibit 3.1 of the Current Report of the Registrant on Form 8-K, filed May 19, 2003 (the "Form 8-K").
4.3	Second Amended and Restated Rights Agreement, dated as of May 16, 2003, between the Registrant and The Bank of New York, as Rights Agent, incorporated by reference to Exhibit 4.2 to the Form 8-K.
5*	Opinion of Shack Siegel Katz & Flaherty P.C., counsel for the Registrant.
23.1*	Consent of Shack Siegel Katz & Flaherty P.C. (contained in the Opinion filed as Exhibit 5 hereto).
23.2	Consent of Ernst & Young LLP.
24*	Power of Attorney (contained on the signature page previously filed).
99.1
Securities Purchase Agreement, dated as of May 16, 2003, among the Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to Exhibit 10.1 to the Form 8-K.
99.2
Registration Rights Agreement, dated as of May 16, 2003, among the Registrant and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to Exhibit 10.2 to the Form 8-K.
99.3	Form of Warrant to purchase common stock of the Registrant, issued to certain investors, incorporated by reference to Exhibit 4.1 to the Form 8-K.
99.4*
Xbox Publisher License Agreement dated October 30, 2000 between Microsoft Licensing Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.5*
Amendment to the Xbox Publisher Licensing Agreement effective January 31, 2003 between Microsoft Licensing Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.6*
Confidential License Agreement for Nintendo GameCube dated February 19, 2002 between Nintendo of America Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.7*
PlayStation 2 CD-ROM/DVD-ROM Licensed Publisher Agreement dated April 1, 2002 between Sony Computer Entertainment America Inc. and Midway Home Entertainment Inc. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.8*
PlayStation 2 Licensed Publisher Agreement dated November 14, 2000 between Sony Computer Entertainment Europe Limited and Midway Games Limited. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Rule 406 under the Securities Act of 1933, as amended.)
99.9*
Forbearance Agreement dated as of August 11, 2003 by and among Midway Games Inc., Bank of America, N.A., as letter of credit issuing bank and agent, and the other financial institutions parties thereto.

*
Previously filed.

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